FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: May 5, 2005

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 21, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

CLARIFICATION TO NEWS RELEASE "CREAM MINERALS COMMENCES DIAMOND EXPLORATION PROGRAMME"

Cream Minerals Ltd. (CMA-TSX-V) ("Cream")  - Further to Cream's news release of March 18, 2005, regarding the commencement of a diamond exploration programme on the Hima Exclusive Prospecting Licence located on the Sewa River in Sierra Leone, Cream wants to make clear to the reader that the reference to "inferred resources" in such news release is a historical statement and does not meet the standards required by National Instrument 43-101.  It has not been verified by the Qualified Person responsible for the news release and cannot be relied upon.  The resource is not supported by any measured grade, but rather a grade that is an estimate based upon the experience of the bulletin's author, P.K. Hall.  Readers are advised to read the March 18, 2005 news release in conjunction with the following, which expands paragraphs 2 and 3 of such news release:

A Sierra Leone Geological Survey Bulletin (Hall, P.K. ARSM, BSc, AMIMM, [1969]: The Diamond Fields of Sierra Leone) indicated 1.8 million carats of diamonds in 4.46 million cubic yards of gravels, in a category of "inferred resources" as described by CIM Classifications of Resources and Reserves, were located in terraces and river gravels on the licence.  This classification was made for sections which were considered by the author of the report to be mineable (payable) at the time of the publication of the Bulletin.  The historical resource estimate includes 600,000 carats in 1.5 million cubic yards of gravels for the river gravel section. Work was carried out within the area defined by Hall by the National Diamond Mining Company (NDMC) in 1976-7.  This included augering, pitting and testing gravels, but did not include mining.  The reported work indicated the basal gravels were diamond bearing.  To the knowledge of Cream there has been no further work done on the property since that of NDMC.  Cream plans to commission a report compliant with NI 43-101 on the property following a site visit next week by an independent Qualified Person.

Note: This inferred resource is a historical statement and does not meet standards required by National Instrument 43-101.  It has not been verified by the Qualified Person responsible for this news release and cannot be relied upon.  The resource is not supported by any measured grade but rather a grade that is an estimate based upon the experience of the bulletin's author, P.K. Hall.  As such, the stated quantity and grade should be considered conceptual in nature due to the fact that there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Mr. Benjamin Ainsworth, P.Eng., Cream's "Qualified Person" in Sierra Leone for the purpose of National Instrument 43-101, is responsible for the technical information in this news release.  For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717

Tel:  (604) 277-1752   Fax: (604) 687-4212
Neil Murray-Lyon - Email: nmurraylyon@renmarkfinancial.comEmail:  info@creamminerals.com

Sylvain Laberge - Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.

 CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

March 31, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

$2,000,000 EXPLORATION PROGRAM RECOMMENDED

FOR KASLO SILVER PROPERTY, BC

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that it is has received a report from its consultant "P&L Geological Services" recommending a $2,000,000 exploration program for the Kaslo Silver Property, located near Kaslo in southeastern British Columbia.  Results from prior exploration programs conducted on the property by Cream have been extremely encouraging.

The property comprises 76 claim units covering a total area of 1900 hectares, and is 100% owned by Cream.  The Company desires to initiate further exploration of the silver-lead-zinc mineralization that occurs on the property.

Exploration and development on the property has a history dating back to the early 1900's.  The largest single recorded producer was the Cork-Province Mine that mined approximately 191,410 tonnes of silver, lead and zinc ore with grades of 85 g/t silver, 3.05% lead and 4.72% zinc.  Other significant but small scale producers include the Bismark, Gibson, Black Fox, Gold Cure and Silver Bear properties which reported high grade mineralization of >1000 g/t silver, 15% lead and 22% zinc.

From 1996 to 1999 Cream conducted geochemical and geophysical surveys with follow-up trenching and diamond drilling on the property.  Highlights from these exploration programs can be summarized as follows:

  Diamond drilling on the Cork-Province Zone intersected 21.1 metres of mineralization (true width 7 to 8 metres) averaging 209.3 g/t silver, 6.0% lead and 8.1% zinc; including 1 metre of 680.3 g/t silver, 21.3% lead and 8.3% zinc.

  Six 50-Kg bulk samples were taken at selected locations across the Silver Bear Shear Zone.  A representative composite of 3 of the 6 samples returned a head grade of 780 grams per tonne silver, 13.2 % lead and 6.8% zinc.

  Diamond drilling on the Bismark Zone intersected a 9.3 metre (true width) mineralized zone averaging 313.7 g/t silver, 0.73% lead and 0.92% zinc; including 0.62 metres of 1131.5 g/t silver, 7.4% lead and 5.7% zinc.

  Geological, geochemical and geophysical mapping indicates that shear-breccia-replacement silver-lead-zinc mineralization occurs within parallel fault zones that total approximately 14 kilometres in length.

A large number of individual targets and target zones have been generated from these previous exploration programs.  The target areas are typically defined by VLF-EM conductors and coincident elevated metals in soil.  Most of the elevated soil anomalies extend out from old mine workings, and the geophysical anomalies indicate continuity of structure away from the workings. The potential for larger deposits, formed from a combination of fracture-controlled replacement, infills into dilatant zones within the host carbonate rocks, and shear controlled veins, exists on the property.

2

Primary target areas for further investigation are within and adjacent to some of the historic workings.  Most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The mineralization should be explored both laterally and to depth from the workings. An airborne magnetic and electromagnetic survey flown over the entire property would assist in further defining the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation rotary drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Cost estimates to complete the recommended exploration program, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,024,650.

Due to the very encouraging results obtained to date, an expanded work program is planned for 2005, subject to financing.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company's previous exploration programs summarized above and is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, P.Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

April 5, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

GEMSTONE POTENTIAL CONFIRMED ON KOOTENAY GEMSTONE PROPERTY

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce the discovery of new and more extensive occurrences of gem quality beryl (aquamarine) on the company's Kootenay Gemstone Property, located between the towns of Salmo and Creston in southeastern British Columbia.

The newest discovery comprises well formed (hexagonal), blue, translucent and opaque beryl crystals found within the Rusty Claims.  Crystals are up to 1.5 centimetres wide and more than 5 centimetres long.  The host pegmatite dykes in which the crystals are found occur along the contact of the Shaw Creek Stock, located approximately 2 kilometres south of the Cultas Claims.

Previous prospecting in 2002-2003 on the Cultas Claims, led to the discovery of ice blue aquamarine crystals in boulder talus.  Follow up traverses in this area in 2004 has revealed the bedrock source for the blue crystals, plus additional beryl mineralization.  One of the best quality specimens to date (sample PB-20) was located in boulder talus during the latest 2004 traverses.  The 3 centimetre long specimen is transparent with an intense royal to sky blue colour.  Colour and clarity are excellent, but fracturing of the crystal limits its effective rough dimensions to less than 3 by 4 millimetres.  Fracturing is due to surface weathering and would likely be minimized by extracting crystals from a metre or more below surface.

Detailed prospecting and mapping on the OMG and Topaz Claims in 2003 and 2004 has revealed three distinct styles of beryl mineralization.  Beryl crystals on the OMG claims are of variable quality, consistently blue to bluish-green and relatively abundant (locally up to 10% of pegmatite volume).  The majority of the beryls are found within the matrix of the pegmatite veins and dykes.  However, the most impressive specimens were discovered in later stage quartz veins containing minor molybdenite and significant open spaces (vugs).  Perfect millimetre scale transparent, light greenish-blue aquamarine crystals have been found within the open vugs, in these veins.  This is particularly exciting as most the world's best pegmatite-associated-gemstones are collected from such open cavities.

Beryl mineralization at the Topaz Claims is exceptional in that the pegmatite hosting veins and dykes lie hundreds of metres outside of the parent granite.  This is very encouraging because the chromium chromophore, responsible for the green colouration of emerald, can only be found in sufficient quantities in mafic rocks.  Poor exposures at the Topaz claims reveal that beryl-bearing pegmatites intrude a 5 metre wide mylonitized gabbro (mafic) dyke with a chromium content as high as 345 ppm.  This is a very attractive target for emerald mineralization.

During the 2003 and 2004 field seasons, 78 whole rock samples and 140 soil samples were collected and analyzed from the most promising showings, in order to characterize the geochemical signature of the beryl versus non-beryl bearing intrusions/pegmatites.  Sampling and data interpretation was carried out by consulting geologist and pegmatite specialist, Jarrod Brown, M.Sc., P.Geo.   Analysis of the data reveals that pegmatites containing the best quality beryl mineralization have a unique and identifiable geochemical signature, discernable in both rock and soil samples.  The author feels that subsequent exploration programs will benefit greatly by utilizing this preliminary geochemical study.

Claims held by Cream Minerals cover more than 30 kilometres of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).

Dr. Lee Groat, viewed portions of the property in the fall of 2004 and commented on the property; "I was impressed with the sheer quantity of beryl in the granite (which includes pegmatitic and aplitic segregations), which reminded me very much of the Ice Lakes beryl locality in the southern Yukon" (Groat et al. 1995).  Dr. Groat is a professor at the University of British Columbia in the Department of Earth and Ocean Sciences and the lead researcher on the mineralogical and geochemical study of Regal Ridge emeralds.

Now that it has been demonstrated that lithogeochemistry and soil geochemistry techniques are successful at defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a Joint Venture Partner with gemstone experience to assist in developing this large and exciting property.

Ms. Linda Dandy, P.Geo. of P&L Geological Services is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, P.Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.

April 7, 2005	www.creamminerals.com / www.langmining.com
OTC bulletin board
Symbol: CRMXF
U.S. 20-F Registration
TSX Venture Exchange
Symbol: CMA

Cream Minerals - Goldsmith Property Update

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that it is now planning the 2005 exploration program on its Goldsmith Property, located near Kaslo in southeastern British Columbia.  Results from the previous soil geochemistry and rock sampling results are extremely positive, leading Cream to plan expanded exploration programs for 2005.

Prior rock grab and chip sampling from numerous small scale historic workings, located within the large gold soil anomaly, returned some spectacular gold values (highest value grab sample #B4-4 at 9,901.79 g/t - see News Release dated June 9, 2004).  In 2004, a soil sampling program was conducted on a 2.8 kilometre long grid with lines spaced at 100 metres and soil samples collected at 20 metre spacings along the lines.  Extremely high gold values in the soil samples were obtained along the projected strike of the mineralizing structures and remain open along strike in both directions.

Due to the very encouraging gold values obtained in rock and soil samples throughout the length of this property, a two-phase work program is planned for 2005.  The initial Phase will focus on continuing to expand the soil sampling grid over the remainder of the property.  Also, in order to define drill and trench targets throughout the large anomalous zone, detailed geological mapping, rock chip sampling and an accompanying magnetometer survey will also be conducted over the extent of the grid.  Cost for Phase I is estimated to be $145,000.  Implementation of Phase II is dependent upon the results of the Phase I exploration program and will consist of excavator trenching and diamond drilling of the best high grade gold targets generated by the Phase I program.  Phase I of the 2005 exploration program is proposed to commence this spring, subject to financing.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, P. Eng.
President & CEO

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.

 CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

April 19, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

CREAM MINERALS RECEIVES TECHNICAL REPORT ON

CASIERRA ALLUVIAL DIAMOND PROPERTIES IN SIERRA LEONE

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that it has received a Technical Report on its Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa.  The report was written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd. of Vancouver, Canada, who was requested to examine the licenses and prepare a report in accordance with National Instrument 43-101.

Mr. Ikona, accompanied by Mr. Ben Ainsworth, P. Eng., and Mr. M. Twyman of Casierra, visited EPL 1/94 and EPL 5/94 during the period March 18 to 28, 2005, and also held discussions with government representatives.  As reported previously, Cream Minerals Ltd. entered into an option agreement with Casierra Diamond Mining Corporation to earn a 70% interest in EPL 1/94, and to earn a 70% interest in 90% of EPL 5/94.

EPL 1/94 covers approximately 10.5 km of the Sewa River channel along with adjoining flats and terraces up to 1.4 km wide.  The Sewa River has a long history of diamond production from alluvial sources with EPL 1/94 containing one of the last portions of the diamondiferous sections of the river which has not seen extensive hand mining by natives (Hall, 1966).  Within the lease, the river has a relatively low gradient, but is surrounded both upstream and downstream by sections of the river with much steeper, rapid forming gradients.

In a report written for the Geological Survey of Sierra Leone "The Diamond Fields of Sierra Leone" (P.K. Hall, ARSM, BSc, AMIMM), Hall (1966) reports production from 1950 to 1965 on the section of the river above EPL 1/94, as 42,000 cubic yards with an average recovered grade of 0.75 carats per yard.  He further reports 64,000 cubic yards production at similar grade for the same period from the section downstream from the license and suggests substantial reserves remain in these areas.

Based on extensive study of the Sewa River placers and very minor sampling, Hall presents an estimate for the section of the river contained within EPL 1/94.  He suggests 2,900,000 cubic yards at 0.4 carats per yard for the channel gravels and 1,500,000 cubic yards at 0.4 carats per yard for the flats and low terraces.

In his Technical Report, Mr. Ikona discusses historical reserve estimates, and notes "These are historical reserves only and do not conform to guidelines for resources and reserves according to NI 43-101, nor should it be assumed that any such resource or reserves will be developed on the license."  He notes, however, there seems to be little doubt that diamondiferous gravels are present on the lease and accordingly recommends a two-phase exploration and development program.  Phase 1 is a Banka or Churn drill program to delineate the extent and nature of the gravels at an estimated cost of US$350,000.  This program is underway at present.  Phase 2 will consist of a bulk-sampling program at an estimated cost of US$760,000.

EPL 5/94 is an offshore license some 200 square kms in size covering a portion of the continental shelf near the southern boundary of Sierra Leone at the mouth of the Moa and Mano rivers.  These rivers drain diamond producing areas of Sierra Leone and Liberia.  Previous sampling on this license by Casierra has recovered 19 gem quality diamonds from the offshore sediments ranging in size from 0.2 to 1.22 carats.

2

Mr. Ikona reports that "Sampling to date is very encouraging, but has been on a wide spread basis and not sufficient to allow estimates of potential for the lease.  The lease at this time contains no mineral reserves or resources and it cannot be assumed that further work will develop any such reserves or resources."

He reports, however, that results of the programs to date are sufficient to justify further work and recommends a two-phase program.  Phase 1 will be a detailed magnetometer survey over portions of the lease indicated by the 1995 geophysical work as possible paleochannels employing an Ovenhauser type horizontal and vertical gradient magnetometer.  Cost of the program is estimated at US$175,000.  Phase 2 will be a dredge sampling program based on the results of phase 1 at an estimated cost of US$710,000.  Total cost of the Phase 1 and Phase 2 programs for EPL 5/94 is US$885,000.

TOTAL COST OF PHASE 1 AND PHASE 2 PROGRAMS ON EPL 1/94 AND EPL 5/94 IS ESTIMATED AT APPROXIMATELY US$2,000,000.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, P.Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

April 21, 2005

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

CREAM MINERALS COMPLETES 2,000,000 UNIT PRIVATE PLACEMENT

Private Placement Financing

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that it has completed a non-brokered private placement financing, previously announced on March 3, 2005, of 2,000,000 units (the "Units") at a price of $0.35 per Unit, for gross proceeds of $700,000.  Each Unit is comprised of one common share in the capital of Cream and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share of Cream at an exercise price of $0.45 per share up to and including April 18, 2006.

In consideration for introducing Cream to purchasers for the non-brokered financing, Cream issued finder's fees in Units ("Finder Units") to Integral Wealth Securities Limited and CIBC World Markets Inc. equal to 5% of the total number of Units purchased by their respective found purchasers.  The Finder Units have the same terms and conditions as the Units.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for a four month period expiring August 19, 2005.  Proceeds from the non-brokered private placement will be used to fund Cream's work programs in Mexico, Sierra Leone, and for general working capital.

Fenix Property, Mexico

Cream is pleased to report that completion of the 600-metre diamond drill program on the high-grade gold-silver Fenix Veins is expected in a few more days.  Assays from Holes 1 and 2 are expected shortly.  Mr. Ferdinand Holcapek, P.Eng. is Cream's "Qualified Person" in Mexico for the purpose of National Instrument 43-101

Diamond Exploration Licences, Sierra Leone

Further to its news release of April 19, 2005, Cream is pleased to report that the drill camp has been satisfactorily set up and work has proceeded with just over 50 Banka drill holes (20 of which are on an island in the middle of the river) completed.  Mr. Benjamin Ainsworth P.Eng., Cream's "Qualified Person" in Sierra Leone for the purpose of National Instrument 43-101, has noted that they are starting to process samples, but do not intend to use any recoveries for grade reference.  He notes also that gravel thickness on the high terrace is greater than expected, but cannot comment further until surveys have been completed.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Cream Minerals Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

April 18, 2005.

Item 3.

News Release

The press release was issued on April 21, 2005, via wire service.

Item 4.

Summary of Material Change

See attached press release.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

April 22, 2005.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street
Vancouver, B.C.  V6C 3P1

www.creamminerals.com

April 21, 2005

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

CREAM MINERALS COMPLETES 2,000,000 UNIT PRIVATE PLACEMENT

Private Placement Financing

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that it has completed a non-brokered private placement financing, previously announced on March 3, 2005, of 2,000,000 units (the "Units") at a price of $0.35 per Unit, for gross proceeds of $700,000.  Each Unit is comprised of one common share in the capital of Cream and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share of Cream at an exercise price of $0.45 per share up to and including April 18, 2006.

In consideration for introducing Cream to purchasers for the non-brokered financing, Cream issued finder's fees in Units ("Finder Units") to Integral Wealth Securities Limited and CIBC World Markets Inc. equal to 5% of the total number of Units purchased by their respective found purchasers.  The Finder Units have the same terms and conditions as the Units.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for a four month period expiring August 19, 2005.  Proceeds from the non-brokered private placement will be used to fund Cream's work programs in Mexico, Sierra Leone, and for general working capital.

Fenix Property, Mexico

Cream is pleased to report that completion of the 600-metre diamond drill program on the high-grade gold-silver Fenix Veins is expected in a few more days.  Assays from Holes 1 and 2 are expected shortly.  Mr. Ferdinand Holcapek, P.Eng. is Cream's "Qualified Person" in Mexico for the purpose of National Instrument 43-101

Diamond Exploration Licences, Sierra Leone

Further to its news release of April 19, 2005, Cream is pleased to report that the drill camp has been satisfactorily set up and work has proceeded with just over 50 Banka drill holes (20 of which are on an island in the middle of the river) completed.  Mr. Benjamin Ainsworth P.Eng., Cream's "Qualified Person" in Sierra Leone for the purpose of National Instrument 43-101, has noted that they are starting to process samples, but do not intend to use any recoveries for grade reference.  He notes also that gravel thickness on the high terrace is greater than expected, but cannot comment further until surveys have been completed.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.